# Boyish Records, Inc.

## BALANCE SHEET

### As of August 14, 2019

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Mercury Checking (7425) | 201.93 |
| **Total Bank Accounts** | **$201.93** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$201.93** |
| **TOTAL ASSETS** | **$201.93** |
| **LIABILITIES AND EQUITY** | |
| **Total Liabilities** | |
| Equity | |
| Common Stock | 70.00 |
| Owner's Investment | 500.00 |
| Retained Earnings | 0.00 |
| Net Income | -368.07 |
| **Total Equity** | **$201.93** |
| **TOTAL LIABILITIES AND EQUITY** | **$201.93** |

# Boyish Records, Inc.

## PROFIT AND LOSS

January 1 - August 14, 2019

|  | TOTAL |
|---|---|
| Income | |
|   Unapplied Cash Payment Income | 0.00 |
|   Uncategorized Income | 500.00 |
| **Total Income** | **$500.00** |
| GROSS PROFIT | **$500.00** |
| Expenses | |
|   Legal & Professional Services | 866.45 |
|   QuickBooks Payments Fees | 1.62 |
| **Total Expenses** | **$868.07** |
| NET OPERATING INCOME | **$ -368.07** |
| NET INCOME | **$ -368.07** |

# Boyish Records, Inc.

## STATEMENT OF CASH FLOWS

### January 1 - August 14, 2019

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -368.07 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accounts Receivable (A/R) | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **0.00** |
| **Net cash provided by operating activities** | **$ -368.07** |
| FINANCING ACTIVITIES |  |
| Common Stock | 70.00 |
| Owner's Investment | 500.00 |
| **Net cash provided by financing activities** | **$570.00** |
| NET CASH INCREASE FOR PERIOD | **$201.93** |
| CASH AT END OF PERIOD | **$201.93** |

Boyish Records, Inc.

Notes to Financial Statements

August 14, 2019

**Note A – Organization and Nature of Activities**

Boyish Records, Inc. ("The Company") is a corporation formed under the laws of the State of Delaware. The derives revenue from the creation of music, art, media, and artist support products and services.

The Company will conduct an equity crowdfund offering set to launch (est.) August 30, 2019
for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

**Note B – Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements have been prepared in accordance with
accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents ("Bank Accounts")

Cash and cash equivalents ("Bank Accounts") include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

**Note C – Equity**

Common Stock

Upon formation, the Company had authority to issue 10,000,000 shares of capital stock all of which designated as "Common Stock" and having a par value of $0.00001 per share.  As of August 14, 2019, 7,000,000 of the Company's shares were issued to its' two founders (3,500,000 each) at a purchase price of $0.00001 per share for a total purchase price of $35.00 for each founder.   There are 3,000,000 shares remaining that are authorized to be issued at a later date.

Owner's Investment

This included up-front payment from the founders for legal expenditures in the company formation process.

**Note D – Subsequent Events**

Management considered events subsequent to the end of the period, but no business activity has been conducted since the date of the financial statements.